ONEDOOR STUDIOS ENTERTAINMENT PROPERTIES LLC
SERIES CALCULATED SEQUELS

DELAWARE SERIES LIMITED LIABILITY COMPANY

PROFITS UNITS SUBSCRIPTION AGREEMENT

****DISCLAIMER: IN MAKING AN INVESTMENT DECISION, YOU MUST RELY ON YOUR OWN EXAMINATION OF THE FORM C, COMPANY, AND THE TERMS OF THIS SUBSCRIPTION AGREEMENT, INCLUDING THE MERITS AND RISKS INVOLVED.**

THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THIS SUBSCRIPTION AGREEMENT RELATES TO AN OFFERING OF SECURITIES RELYING UPON ONE (1) OR MORE EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE FEDERAL SECURITIES LAWS, INCLUDING REGULATION CROWDFUNDING UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"). NONE OF THE SECURITIES TO WHICH THIS AGREEMENT RELATES HAVE BEEN REGISTERED UNDER THE SECURITIES ACT, OR ANY U.S. STATE SECURITIES LAWS, AND, UNLESS SO REGISTERED NONE MAY BE OFFERED OR SOLD, EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT, OR PURSUANT TO AN AVAILABLE EXEMPTION FROM, OR IN A TRANSACTION NOT SUBJECT TO, THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND IN EACH CASE ONLY IN ACCORDANCE WITH APPLICABLE STATE SECURITIES LAWS.

THE SECURITIES OFFERED HEREBY ARE HIGHLY SPECULATIVE. INVESTING IN THE PROFITS UNITS INVOLVES SIGNIFICANT RISKS. THIS INVESTMENT IS SUITABLE ONLY FOR PERSONS WHO CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. FURTHERMORE, YOU MUST UNDERSTAND THAT SUCH INVESTMENT COULD BE ILLIQUID FOR AN INDEFINITE PERIOD OF TIME. NO PUBLIC MARKET CURRENTLY EXISTS FOR THE SECURITIES, AND IF A PUBLIC MARKET DEVELOPS FOLLOWING THIS OFFERING, IT IS POSSIBLE IT DOES NOT CONTINUE.

PROFITS UNITS SUBSCRIPTION AGREEMENT

THIS PROFITS UNITS SUBSCRIPTION AGREEMENT (this "**Agreement**") is entered into as of the last date of execution on the signature pages hereto ("**Effective Date**"), the individual or entity listed on the signature page hereto (the "**Subscriber**") and OneDoor Studios Entertainment Properties, LLC Series Calculated Sequels, a registered series of OneDoor Studios Entertainment Properties LLC, a Delaware series limited liability company ("**Company**") (Company and Subscriber each a "**Party**" and collectively the "**Parties**").

RECITALS

WHEREAS, in connection with the Form C, offering statement, and all exhibits thereto (collectively, the "**Form C**"), made available for review by Subscriber through the Portal (as defined below), and filed with the Securities and Exchange Commission, Company desires to raise capital, by entering into this Agreement and other agreements for the issuance of profits units in Company to Subscriber and other prospective third-party subscribers (collectively, the "**Offering**") in accordance with the terms and conditions of this Agreement and the Company Agreements (as defined below); and

WHEREAS, Subscriber desires to subscribe for, purchase, and acquire from Company, and Company desires to sell and issue to Subscriber, the type and amount of profits units, as described and defined below, from Company upon and subject to the terms and conditions of this Agreement and the Company Agreements.

NOW, **THEREFORE**, for and in consideration of the mutual representations and covenants hereinafter set forth, and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Parties hereby agree as follows:

AGREEMENT

Section 1. Definitions. Any terms not otherwise defined in this Section 1 below or elsewhere in this Agreement have those meanings provided for in the Company Agreements, and if not defined in the Company Agreements, then those definitions provided for in the Delaware Limited Liability Company Act, as amended or replaced from time to time.

"**Agreement**" has the meaning set forth in the preamble hereto.

"**Base Distributions**" has the meaning set forth in Section 3.3(a) of the Series Agreement.

"**Closing**" means the consummation and closing of the transactions resulting from the satisfaction or waiver of the Conditions Precedent to Closing.

"**Closing Date**" means the date of the Closing.

"**Commitment**" has the meaning set forth in Section 2(d)(i) of this Agreement.

"**Communications**" has the meaning set forth in Section 7(f) of this Agreement.

"**Company**" has the meaning set forth in the preamble hereto.

"**Company Agreements**" has the meaning set forth in Section 2(e) of this Agreement.

"**Company Parties**" has the meaning set forth in Section 7(f) of this Agreement.

"**Conditions Precedent to Closing**" means those actions, execution and delivery of documentation, or performance of Sections 3(a)(i)-(vii) of this Agreement by the Parties, as applicable to each Party.

"**Early Bird Investors**" means those investors who invest in Company using the Portal up to the first Four Hundred Fifty Thousand and 00/100 Dollars ($450,000.00).

"**Early Bird Investor Return**" means those investors who qualify as an Early Bird Investor will receive an additional Five Percent (5.00%) priority return.

"**Effective Date**" has the meaning set forth in the preamble hereto.

"**Exchange Act**" has the meaning set forth in Section 4(e) of this Agreement.

"**First Priority Major Investors**" means those investors who invest in Company using the Portal with a Subscription Price equal to or greater than Five Hundred Thousand and 00/100 Dollars ($500,000.00).

"**Initial Contribution**" has the meaning set forth in Section 2(d)(ii) of this Agreement.

"**Investor Questionnaire**" has the meaning set forth in Section 3(a)(iii) of this Agreement.

"**Joinder Agreement**" has the meaning set forth in Section 3(a)(iv) of this Agreement.

"**LLC Agreement**" has the meaning set forth in Section 2(e) of this Agreement.

"**Major Investors**" means collectively, the First Priority Major Investors, Second Priority Major Investors, and Third Priority Major Investors.

"**Offering**" has the meaning set forth in the recitals of this Agreement.

"**Party**" or "**Parties**" has the meaning set forth in the preamble hereto.

"**Portal**" means the online portal operated by Wefunder, Inc. through which the Offering will be facilitated and managed.

"**Profits Units**" has the meaning set forth in Section 2(a) of this Agreement, which have the rights and obligations specified with respect to Profits Units in the Company Agreement.

"**Profits Unit Price**" has the meaning set forth in Section 2(a) of this Agreement.

"**SEC**" has the meaning set forth in Section 2(b) of this Agreement.

"**Second Priority Major Investors**" means the first five (5) investors who invest in Company using the Portal with a Subscription Price equal to or greater than One Hundred Thousand and 00/100 Dollars ($100,000.00), but less than Five Hundred Thousand and 00/100 Dollars ($500,000.00).

"**Securities Act**" means the Securities Act of 1933, as amended.

"**Series Agreement**" has the meaning set forth in Section 2(e) of this Agreement.

"**Subscriber**" has the meaning set forth in the preamble hereto.

"**Subscription Price**" means and equals the product of (a) the total quantity of Profits Units elected by Subscriber to purchase under this Agreement as inserted and described by Subscriber on the signature page hereto (in such amount as agreed upon by Company), *multiplied by* (b) the Profits Unit Price.

"**Third Priority Major Investors**" means those investors who invest in Company using the Portal with a Subscription Price equal to or greater than Fifty Thousand and 00/100 Dollars ($50,000.00), but less than One Hundred Thousand and 00/100 Dollars ($100,000.00).

Section 2. Profits Unit Price; Purchase; Subscription Price Delivery; Rights; Distribution Preference.

(a) Profits Unit Price; Purchase. Subject to the terms and conditions of this Agreement and the Company Agreement, in furtherance of the Offering, Subscriber and Company hereby agree the "**Profits Unit Price**" equals $100.00 USD per One (1) Profits Unit in Company. Subject to the terms and conditions of this Agreement, Subscriber hereby subscribes for and irrevocably agrees to purchase from Company that number of Profits Units set forth on Subscriber's signature page hereto (the "**Profits Units**"). Company, subject to the terms and conditions of this Agreement, hereby agrees to sell and issue such Profits Units to Subscriber.

(b) Form C. Subscriber understands that the Profits Units are being offered pursuant to the Form C. By subscribing to the Offering, Subscriber acknowledges that Subscriber has received and reviewed a copy of the Form C and any other information required by Subscriber to make an investment decision with respect to the Profits Units. Company may accept tenders of funds to purchase the Profits Units, and Company may close on investments on a "rolling basis," pursuant to the terms of the Form C.

(c) Acceptance or Rejection. This subscription may be accepted or rejected in whole or in part, for any reason or for no reason, at any time, by Company at its sole and absolute discretion. In addition, Company, at its sole and absolute discretion, may allocate to Subscriber only a portion of the number of Profits Units that Subscriber has subscribed for hereunder. Company will notify Subscriber if this subscription is rejected (whether in whole or in part). If Subscriber's subscription is rejected (whether in whole or in part), Subscriber's payment (or portion thereof if partially rejected) will be returned to Subscriber without interest and all of Subscriber's and Company's obligations hereunder shall terminate. In the event of rejection of this subscription in its entirety, or in the event the sale of Profits Units (or any portion thereof) to Subscriber is not consummated for any reason, this Agreement shall have no force or effect, except for Section 3(c) hereof, which shall remain in full force and effect.

(d) Subscription Price Delivery.

(i) *Commitment*. This Agreement, when and if accepted by Company, will constitute a commitment by Subscriber to contribute to Company the total amount of the Subscription Price (the "**Commitment**") in accordance with the terms hereof and of the Company Agreement.

(ii) *Initial Delivery*. Subscriber shall pay and deliver all or a portion of the Subscription Price, in such amount as determined by Company (the "**Initial Contribution**") in immediately available funds in U.S. Dollars to Series Calculated Sequels via the Portal or pursuant to such other payment and delivery procedures as designated by the Company from time to time. Subscriber acknowledges and

agrees that, upon the Closing, Company may deposit, deploy, and use the entire proceeds immediately, with no requirement for Company to obtain any further consent or acknowledgement from Subscriber, and regardless of any other facts or circumstances arising in connection with Company or the Offering, including, without limitation, whether Company has accepted subscriptions or received funds from any other prospective investor under the Offering.

(iii) *Additional Contributions*. Subscriber hereby irrevocably agrees to be bound by the Company Agreements as a Profits Member of Series Calculated Sequels and to perform all obligations contained in the Company Agreements, including, without limitation, making such additional contributions of the Subscription Price to Company, as part of the Commitment, as more fully set forth herein or therein.

(e) Rights. Following the Closing, Subscriber will have those rights and obligations underlying and ascribed to a Profits Member owning the Profits Units purchased, sold, vested in, and legally owned pursuant to the terms and conditions of this Agreement and as Profits Members and Profits Units are defined in and more specifically described in that certain Limited Liability Company Agreement of OneDoor Studios Entertainment Properties LLC (the "**LLC Agreement**"), attached as an exhibit to **Form C,** together with the Series Agreement of Series Calculated Sequels (the "**Series Agreement**"), attached hereto as **Exhibit A**, and as the same may be amended and restated from time to time pursuant to their terms and conditions (the foregoing collectively, the "**Company Agreements**"). As more fully set forth in the Series Agreement, as a Profits Member, Subscriber may be entitled to certain Base Distributions. Subscriber agrees that those Base Distributions will be based on such amount as designated by Company on the signature page to this Agreement (but in no event, less than 110%), and paid in accordance with the terms of this Agreement and the Series Agreement.

(f) Distribution Preference.

A. Major Investors shall be entitled to Base Distributions as follows:

(i) First Priority Major Investors shall receive Base Distributions plus Fifteen percent (15.00%) bonus return for a total target return equal to One Hundred Twenty-Five percent (125%) of the Subscription Price in accordance with the terms of the Series Agreement.

(ii) Second Priority Major Investors shall receive Base Distributions plus Fifteen percent (15.00%) bonus return for a total target return equal to One Hundred Twenty-Five percent (125%) of the Subscription Price in accordance with the terms of the Series Agreement.

(iii) Third Priority Major Investors shall receive Base Distributions plus Ten percent (10.00%) bonus return for a total target return equal to One Hundred Twenty percent (120%) of the Subscription Price in accordance with the terms of the Series Agreement.

B. Early Bird Investors shall be entitled to Base Distributions as follows:

(i) Base Distributions plus the Early Bird Investor Return for total target return equal to One Hundred Fifteen percent (115%) of the Subscription Price in accordance with the terms of the Series Agreement.

Section 3. Closing; Termination.

(a) Closing. The purchase and sale of the applicable quantity of Profits Units provided for in this Agreement will be deemed to have closed, and the Profits Units will be deemed to have fully

vested in and to Subscriber, subject to the payment of any remaining portion of the Commitment, and subject to the terms and conditions of the Company Agreements, upon the completion, or waiver by Company, of the following "**Conditions Precedent to Closing**" (as collectively described in Section 3(a)(i)-(vii) below):

(i) Subscriber consenting to and executing and delivering this Agreement to Company;

(ii) Subscriber's payment and delivery of the Initial Contribution to Company, in accordance with the terms and conditions of this Agreement;

(iii) Subscriber's delivery to Company of an accurate, completed, and signed Investor Questionnaire, in the form and manner required in the Portal;

(iv) Subscriber's acknowledgment of Subscriber's receipt and understanding of the Form C;

(v) Company's execution and delivery of this Agreement to Subscriber; and

(vi) Company's notice to Subscriber, in any form convenient to Company, including, without limitation, letter, email, phone, or any other method, confirming an initial closing of the Offering.

(b) Satisfaction of Conditions. Unless waived in the manner provided for herein below, all Conditions Precedent to Closing specified in Section 3(a) above must be satisfied to the full satisfaction and sole discretion of Company in order to close the purchase and sale of the Profits Units described herein. All transactions effected at the Closing will be deemed to occur simultaneously, and no transaction will be deemed complete and no document delivered until all Conditions Precedent to Closing are completed and all documents described thereunder delivered and completed to the full satisfaction and sole discretion of Company.

(c) Term; Termination. This Agreement will terminate (i) automatically upon the Closing (subject to Subscriber's ongoing obligation to pay any remaining portion of the Commitment), in accordance with and pursuant to its terms and conditions, or (ii) by Company upon notice to Subscriber, at any time and for any or no reason, in Company's sole and absolute discretion prior to the Closing, in which case Subscriber will not vest or acquire or have any rights in or to Company or to acquire any Profits Units, and Company shall return any Subscription Price paid by Subscriber to Company as of such time. The Parties hereby acknowledge and agree that only Company retains the right to terminate this Agreement. Notwithstanding such foregoing termination of this Agreement, the terms, conditions, and covenants of this Agreement will survive termination of this Agreement, and Subscriber will not be eligible nor have a right to acquire any portion of the Profits Units not already closed and vested in accordance with the terms and conditions of this Agreement above as of such termination date.

Section 4. Representations and Warranties of Subscriber. Subscriber understands and agrees that Company is relying and may rely upon the following representations, warranties, and agreements made by Subscriber in entering into this Agreement. Subscriber hereby represents and warrants to Company the following, as of the Effective Date and Closing Date, which representations and warranties will survive the Closing:

(a) Requisite Power and Authority. Subscriber has all necessary power and authority under all applicable provisions of law to subscribe to the Offering, to execute and deliver this Agreement,

and to carry out the provisions hereof. All actions on Subscriber's part required for the lawful subscription to the Offering have been or will be effectively taken prior to the Closing. Upon subscribing to the Offering, this Agreement will be a valid and binding obligation of Subscriber, enforceable in accordance with its terms.

(b) Form C. Subscriber has reviewed and understands the Offering, all Exhibits, and the risks associated therewith as described in the Form C. Subscriber has had an opportunity to discuss Company's business, management, and financial affairs with officers and management of Company and has had the opportunity to review Company's operations and facilities. Subscriber has also had the opportunity to ask questions of and receive answers from Company and its officers and management regarding the terms and conditions of this investment. Subscriber acknowledges that except as set forth in Section 5 of this Agreement, no representations or warranties have been made to Subscriber, or to Subscriber's advisors or representatives, by Company or others with respect to the business or prospects of Company or its financial condition.

(c) Investment Experience; Subscriber Determination of Suitability. Subscriber has sufficient experience in financial and business matters to be capable of utilizing the information set forth in the Form C to evaluate the merits and risks of Subscriber's investment in the Profits Units, and to make an informed decision relating thereto. Alternatively, Subscriber has utilized the services of a purchaser representative and together they have sufficient experience in financial and business matters that they are capable of utilizing such information to evaluate the merits and risks of Subscriber's investment in the Profits Units, and to make an informed decision relating thereto. Subscriber has evaluated the risks of an investment in the Profits Units, including those described in the Form C and has determined that the investment is suitable for Subscriber. Subscriber has adequate financial resources for an investment of this character. Subscriber could bear a complete loss of Subscriber's investment in Company.

(d) No Registration. Subscriber understands that the Profits Units are not being registered under the Securities Act on the ground that the issuance is exempt under Regulation Crowdfunding of Section 4(a) of the Securities Act, and that reliance on such exemption is predicated in part on the truth and accuracy of Subscriber's representations and warranties in this Agreement and in the Investor Questionnaire and those of the other investors in the Offering. No U.S. federal or state agency or any agency of any other jurisdiction has made any finding or determination as to the fairness of the terms of this issuance of the Profits Units for investment nor any recommendation or endorsement of the Profits Units, Company, or the Offering. Furthermore, the foregoing authorities have not confirmed the accuracy or determined the adequacy of this Agreement. Any representation to the contrary is a criminal offense. Subscriber covenants not to sell, transfer, or otherwise dispose of any Profits Units unless and until Company has notified Subscriber that such Profits Units have been registered under the applicable state securities laws in which the Profits Units are sold, or unless exemptions from such registration requirements are otherwise available.

(e) Illiquidity and Continued Economic Risk. Subscriber acknowledges and agrees that there is no ready public market for the Profits Units and that there is no guarantee that a market for their resale will ever exist. Company has no obligation to list any of the Profits Units on any market or take any steps (including registration under the Securities Act or the Securities Exchange Act of 1934, as amended (the "**Exchange Act**")) with respect to facilitating trading or resale of the Profits Units. Subscriber must bear the economic risk of this investment indefinitely and Subscriber acknowledges that Subscriber is able to bear the economic risk of losing Subscriber's entire investment in the Profits Units.

(f) Accredited Investor Status or Investment Limits. Subscriber represents that either (i) Subscriber is an "accredited investor" within the meaning of Rule 501 of Regulation D under the Securities Act; or (ii) the Subscription Price, together with any other amounts previously used to purchase

Profits Units in this Offering or any other investment in Company or its affiliates, does not exceed (A) Two Thousand Two Hundred and 00/100 Dollars ($2,200.00); (B) if Subscriber's net worth or income is below $107,000.00, up to Five percent (5%) of the greater of Subscriber's annual income or net worth (or in the case that Subscriber is a non-natural person, revenue or net assets for such Subscriber's most recently completed fiscal year); or (C) if Subscriber's net worth and income are greater than $107,000.00, up to ten percent (10%) of the greater of Subscriber's annual income or net worth (or in the case that Subscriber is a non-natural person, revenue or net assets for such Subscriber's most recently completed fiscal year), not to exceed $107,000.00. Subscriber represents that to the extent he/she/it has any questions with respect to his/her/its status as an accredited investor, or the application of the foregoing investment limits, he/she/it has sought professional advice. Additionally, Subscriber represents that in the past 12-month period, Subscriber has not exceeded the investment limit as set forth in Rule 100(a)(2) of Regulation Crowdfunding, such calculation of investments to include the Commitment.

(g) Member Information. Within five (5) days after receipt of a request from Company, Subscriber hereby agrees to provide such information with respect to his/her/its status as a Profits Member (or potential Profits Member) and to execute and deliver such documents as may reasonably be necessary to comply with any and all laws and regulations to which Company is or may become subject, including, without limitation, the need to determine the accredited investor status of Company's members. Subscriber further agrees that in the event he/she/it transfers any Profits Units, Subscriber will require the transferee of such Profits Units to agree to provide such information to Company as a condition of such transfer (in addition to any other conditions or restrictions on transfer set forth herein or in the Company Agreements).

(h) Valuation; Arbitrary Determination of Subscription Price. Subscriber acknowledges that the Profits Unit Price to be sold in this Offering was set by Company on the basis of Company's internal valuation and no warranties are made as to value. Subscriber further acknowledges that future offerings of securities of Company may be made at lower valuations, or other subscriptions in this Offering made on more or less favorable terms, with the result that Subscriber's investment may bear a lower valuation or return.

(i) Domicile. If an entity, Subscriber maintains its organization in the state set forth on the signature page to this Agreement, and if an individual, Subscriber maintains his/her domicile (and is not a transient or temporary resident) at the address provided in the Portal.

(j) Fiduciary Capacity. If this Agreement is executed and delivered on behalf of a corporation or legal entity other than a natural person: (i) such corporation or other entity has the full legal right, power, and authority and approval required (A) to execute and deliver, or authorize execution and delivery of, this Agreement, and (B) to purchase and hold the Profits Units; and (ii) the signature of the person or party signing on behalf of such corporation or entity is binding upon such corporation or entity. Upon request of Company, Subscriber will provide true, complete, and correct copies of all relevant documents creating Subscriber, authorizing its investment in Company, and/or evidencing the satisfaction of the foregoing.

(k) Legend. Subscriber acknowledges that each certificate, if any, representing Profits Units will be stamped or imprinted with a restrictive legend substantially in the following form below:

THE PROFITS UNITS REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR ANY OTHER STATE LAW, AND MAY NOT BE SOLD, TRANSFERRED, PLEDGED, HYPOTHECATED, OR OTHERWISE DISPOSED OF IN THE ABSENCE OF (I) AN EFFECTIVE REGISTRATION STATEMENT FOR SUCH

PROFITS UNITS UNDER SAID ACT AND ANY OTHER APPLICABLE LAW OR (II) AN OPINION OF COMPANY COUNSEL THAT SUCH REGISTRATION IS NOT REQUIRED.

THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO CERTAIN RESTRICTIONS ON TRANSFER AND AGREEMENTS CONTAINED IN A LIMITED LIABILITY COMPANY AGREEMENT AND SERIES AGREEMENT, AS EACH MAY BE AMENDED OR RESTATED, AND SUBSCRIPTION AGREEMENT EXECUTED BETWEEN COMPANY AND THE ORIGINAL HOLDER OF THESE PROFITS UNITS. A COPY OF THE LIMITED LIABILITY COMPANY AGREEMENT, SERIES AGREEMENT, AND SUBSCRIPTION AGREEMENT AND ALL AMENDMENTS, IF ANY, AND COUNTERPARTS THERETO WILL BE FURNISHED BY COMPANY TO THE RECORD HOLDER OF THIS CERTIFICATE WITHOUT CHARGE UPON WRITTEN REQUEST TO COMPANY AT ITS PRINCIPAL PLACE OF BUSINESS OR REGISTERED OFFICE.

(l) General Advertisement. Subscriber is not subscribing for the Profits Units as a result of, or pursuant to, any advertisement, article, notice, or other generalized communication published in any newspaper, magazine, or similar media or broadcast over television or radio or presented at any seminar or meeting, or any other "general solicitation" as defined and promulgated under the Securities Act and any other applicable federal and state laws and regulations, other than if and to the extent such advertisement(s) are permissible under Regulation Crowdfunding of Section 4(a) of the Securities Act.

(m) No Intent to Transfer. Subscriber is purchasing the Profits Units for his/her/its own account for investment, and not with a view toward the resale or distribution thereof, except pursuant to sales, transfers, or exchanges otherwise registered or exempted from registration under the Securities Act, Exchange Act, and any other applicable securities laws. Subscriber has not offered or sold any portion of the Profits Units being acquired hereunder nor does he/she/it have any present intention of dividing the Profits Units with others or of selling, distributing, or otherwise disposing of any portion of the Profits Units either currently or after the passage of a fixed or determinable period of time or upon the occurrence or non-occurrence of any predetermined event or circumstance in violation of the Securities Act; provided, however, by making the representations herein, Subscriber does not agree to hold the Profits Units for any minimum or other specific term and reserves the right to dispose of the Profits Units at any time in accordance with or pursuant to the Company Agreement and a registration statement or an exemption under the Securities Act and other applicable securities laws. Subscriber is neither an underwriter of, nor a dealer in, the Profits Units and is not participating in the distribution or resale of the Profits Units. Subscriber (i) has adequate means of providing for his/her/its current financial needs and possible personal contingencies and does not have a need for liquidity of the Profits Units; (ii) can afford to hold the Profits Units for an indefinite period of time and to sustain a complete loss of the entire amount of the Subscription Price for the Profits Units; and (iii) has not made an overall commitment to investments that are not readily marketable that is disproportionate so as to cause such overall commitment to become excessive

(n) Tax Effect. Subscriber acknowledges that the terms and conditions of this Agreement may involve tax consequences and that this Agreement does not contain tax advice or information. Subscriber acknowledges that he/she/it must retain his/her/its own professional advisors to evaluate the tax and other consequences of an investment in the Profits Units.

(o) Voluntary Execution. Subscriber hereby represents and warrants that: (i) he/she/it has voluntarily entered into this Agreement of his/her/its own free will; (ii) he/she/it is not entering into this Agreement under economic duress; (iii) the terms of this Agreement are reasonable and fair; and (iv)

he/she/it has had independent legal counsel of his/her/its own choosing review this Agreement and the accompanying documentation pursuant to and provided for Subscriber's consideration and participation hereof, advised him/her/it with respect to this Agreement, and represented Subscriber in connection with his/her/its entering into this Agreement.

The representations and warranties contained in this Section 4, along with the agreements and covenants of Subscriber contained elsewhere in this Agreement and the Investor Questionnaire, will survive the Closing of this Agreement.

Section 5. Representations and Warranties of Company. Company hereby represents and warrants to Subscriber, as of the Effective Date, as follows:

(a) Company is a separate series of a series limited liability company duly organized, validly existing, and in good standing under the laws of the State of Delaware and has the corporate power to own its assets, which assets and liabilities remain separate and severable from the assets and liabilities of its other series, and property and to conduct and carry on its business as now owned and conducted.

(b) Company has the requisite company power and authority to enter into and perform its obligations under this Agreement, and to issue the Profits Units subject to the terms hereof; and the execution and delivery of this Agreement by Company and the consummation by it of the transactions contemplated hereby, including, without limitation, the issuance of the Profits Units pursuant to this Agreement, have been or will be duly and validly authorized by Company's manager, as may be required by the Company Agreements as of the Effective Date, and no further consent or authorization is required by Company or any other persons.

(c) The Company Agreements are in full force and effect in accordance with their terms and have not been amended or modified in any manner not otherwise in accordance with their terms and conditions therein.

(d) Based in part on the accuracy of the representations and warranties of the Subscriber in Section 4 above, the offer, sale, and issuance of the Profits Units are and will be exempt from the registration requirements of the Securities Act, and the registration, permit or qualification requirements of any applicable state securities laws.

(e) Company and its Manager will not take any action that would result in the Company's Manager receiving a preferential distribution of funds from Company or otherwise circumventing the terms of the LLC Agreement or Series Agreement or intentionally result in a detrimental impact to the rights and interests of the Profits Members.

Section 6. Indemnification. Subscriber agrees to indemnify and hold harmless Company, OneDoor Studios Entertainment Properties LLC, Series Calculated Sequels, all other Series (as defined in the Company Agreement), One Door Studios LLC, and its and their respective managers, members, officers, directors, employees, agents, partners, control persons, representatives, and affiliates (each of which shall be deemed third-party beneficiaries hereof) from and against all losses, liabilities, claims, damages, costs, fees, and expenses whatsoever (including, but not limited to, any and all expenses incurred in investigating, preparing, or defending against any litigation commenced or threatened) based upon or arising out of any actual or alleged false acknowledgment, representation, or warranty, or misrepresentation or omission to state a material fact, or breach by Subscriber of any covenant or agreement made by Subscriber herein or in any other document delivered in connection with this Agreement, including, without limitation, the Investor Questionnaire. Notwithstanding the foregoing, no representation, warranty, covenant, or

acknowledgment made herein by Subscriber shall be deemed to constitute a waiver of any rights granted to him/her/it under the Securities Act or state securities laws.

Section 7. Miscellaneous.

(a) Notices. Any notice to be served in connection with this Agreement shall be served in writing (which, for the avoidance of doubt, may include email), and any notice or other correspondence under or in connection with this Agreement shall be delivered to Company at its principal office address and to Subscriber at the address provided in the Portal or to such other address that appears in the books and records of the Company for Subscriber. Company intends to make transmissions by electronic means to ensure prompt receipt and may also publish notices on a secure electronic application to which Subscriber has access, and any such publication shall constitute a valid method of serving notices under this Agreement. Any notice or correspondence shall be deemed to have been served as follows: (i) in the case of hand delivery, on the date of delivery if delivered before 5:00 p.m. on a business day and otherwise at 9:00 a.m. on the first business day following delivery, (ii) in the case of service by U.S. registered mail, on the third business day after the day on which it was posted, (iii) in the case of email (subject to oral or electronic confirmation of receipt of the email in its entirety), on the date of transmission if transmitted before 5:00 p.m. on a business day and otherwise at 9:00 a.m. on the first business day following transmission, and (iv) in the case of notices published on an electronic application, on the date of publication if published before 5:00 p.m. on a business day and otherwise at 9:00 a.m. on the first business day following publication. In proving service (other than service by email), it shall be sufficient to prove that the notice or correspondence was properly addressed and left at or posted by registered mail to the place to which it was so addressed. Notwithstanding the foregoing, any notice to Company (including any Series) shall be deemed given if received by its manager at the principal office of Company.

(b) Headings; Recitals. All pronouns and any variations thereof used herein will be deemed to refer to the masculine, feminine, impersonal, singular, or plural, as the person or persons may require. The headings of this Agreement, if any, are for convenience of reference and do not form part of, or affect the interpretation of, this Agreement. The recitals are and will serve an integral part of the interpretation and enforcement of this Agreement.

(c) Entire Agreement; Amendments. This Agreement, together with the Exhibits attached hereto, which are hereby incorporated in this Agreement by this reference, constitute the entire agreement between the Parties hereto with respect to the subject matter hereof. Furthermore, there are no unwritten oral agreements between the Parties or any statements, documentation, representations, acts, or omissions by Company or any of its agents or contractors that Subscriber is relying upon in entering into or performing this Agreement that is not expressly provided for herein. Other than termination of this Agreement as provided herein, this Agreement may not be amended or modified except by a writing signed by the Parties.

(d) Governing Law; Severability. This Agreement will be enforced, governed, and construed in all respects in accordance with the laws of the State of Delaware, and will be binding upon Subscriber and Subscriber's heirs, estate, and legal representatives and will inure to the benefit of Company and its successors. If any provision of this Agreement is invalid or unenforceable under any applicable statute or rule of law, then such provisions will be deemed inoperative to the extent that it may conflict therewith and will be deemed modified to conform with such statute or rule of law. Any provision hereof that may prove invalid or unenforceable under any law will not affect the validity or enforceability of any other provision hereof.

(e) Irrevocability; Binding Effect. Subscriber hereby acknowledges and agrees that the subscription hereunder is irrevocable by Subscriber, except as required by applicable law, and that this

Agreement shall survive the death or disability of Subscriber and shall be binding upon and inure to the benefit of the Parties and their heirs, executors, administrators, successors, legal representatives, and permitted assigns. If Subscriber is more than one person, the obligations of Subscriber hereunder shall be joint and several and the agreements, representations, warranties, and acknowledgments herein shall be deemed to be made by and be binding upon each such person and such person's heirs, executors, administrators, successors, legal representatives, and permitted assigns.

(f) Consent to Electronic Delivery of Notices, Disclosures, and Forms. Subscriber understands that, to the fullest extent permitted by law, any notices, disclosures, forms, privacy statements, reports, or other communications (collectively, "**Communications**") regarding Company, Subscriber's investment in Company and the Profits Units (including annual and other updates and tax documents) may be delivered by electronic means, such as by email or the Platform (as defined in the LLC Agreement). Subscriber hereby consents to electronic delivery as described in the preceding sentence. In so consenting, Subscriber acknowledges that email messages are not secure and may contain computer viruses or other defects, may not be accurately replicated on other systems, or may be intercepted, deleted, or interfered with, with or without the knowledge of the sender or the intended recipient. Subscriber also acknowledges that an email from the Company may be accessed by recipients other than Subscriber and may be interfered with, may contain computer viruses or other defects, and may not be successfully replicated on other systems. Neither Company, nor any of its respective members, managers, officers, directors, or affiliates, and each other person, if any, who controls Company within the meaning of Section 15 of the Securities Act (collectively, "**Company Parties**"), gives any warranties in relation to these matters. Subscriber further understands and agrees to each of the following: (i) other than with respect to tax documents in the case of an election to receive paper versions, none of the Company Parties will be under any obligation to provide Subscriber with paper versions of any Communications; (ii) electronic Communications may be provided to Subscriber via email, the Platform, or a website of a Company Party upon written notice of such website's internet address to Subscriber. In order to view and retain the Communications, Subscriber's computer hardware and software must, at a minimum, be capable of accessing the Internet, with connectivity to an internet service provider or any other capable communications medium, and with software capable of viewing and printing a portable document format file created by Adobe Acrobat. Further, Subscriber must have a personal email address capable of sending and receiving email messages to and from Company Parties; (iii) if these software or hardware requirements change in the future, a Company Party will notify Subscriber through written notification. To facilitate these services, Subscriber must provide Company with his or her current email address and update that information as necessary. Unless otherwise required by law, Subscriber will be deemed to have received any electronic Communications that are sent to the most current email address that Subscriber has provided to Company in writing; (iv) none of the Company Parties will assume liability for non-receipt of notification of the availability of electronic Communications in the event Subscriber's email address on file is invalid; Subscriber's email or Internet service provider filters the notification as "spam" or "junk mail"; there is a malfunction in Subscriber's computer, browser, internet service, or software; or for other reasons beyond the control of Company Parties; and (v) solely with respect to the provision of tax documents by a Company Party, Subscriber agrees to each of the following: (A) if Subscriber does not consent to receive tax documents electronically, a paper copy will be provided, and (B) Subscriber's consent to receive tax documents electronically continues for every tax year of Company until Subscriber withdraws his/her/its consent by notifying Company in writing in accordance with this Agreement.

(g) Survival. All representations, warranties, and covenants contained in this Agreement and the indemnification contained herein shall survive (i) the acceptance of this Agreement by Company, (ii) changes in the transactions, documents, and instruments described herein that are not material or are to the benefit of Subscriber, and (iii) the death or disability of Subscriber.

(h) Counterparts. This Agreement may be executed in counterparts, all of which taken together constitute one (1) instrument. Execution and delivery of this Agreement by electronic signature service or exchange of electronic mail copies bearing a PDF or electronic signature of a Party constitute a valid and binding execution and delivery of this Agreement by such Party. Such electronic copies constitute enforceable original instruments.

(i) Waiver. Company's delay or failure at any time or times hereafter to require strict performance by Subscriber of any undertakings, agreements, or covenants will not waive, affect, or diminish any right of Company under this Agreement to demand strict compliance and performance thereafter. Any waiver by Company of any breach or default will not waive or affect any other breach or default, whether such breach or default occurs prior or subsequent thereto, and whether of the same or a different type.

(j) Acknowledgments. By signing below, I certify that I have read the entire Subscription Agreement and that every statement purported to be made by me herein is true and complete.

The Company may not be offering the securities in every state. The offering materials do not constitute an offer or solicitation in any state or jurisdiction in which the securities are not being offered. The information presented in the offering materials was prepared by the Company solely for the use by prospective investors in connection with this Offering. No representations or warranties are made as to the accuracy or completeness of the information contained in any offering materials, and nothing contained in the offering materials is or should be relied upon as a promise or representation as to the future performance of the Company.

The Company reserves the right in its sole discretion and for any reason whatsoever to modify, amend, and/or withdraw all or a portion of the offering and/or accept or reject, in whole or in part, for any reason or for no reason, any prospective investment in the securities or to allot to any prospective investor less than the dollar amount of securities such investor desires to purchase. Except as otherwise indicated, the offering materials speak as of their date. Neither the delivery nor the purchase of the Profits Units shall, under any circumstances, create any implication that there has been no change in the affairs of the Company since that date.

(k) Joinder of Series Agreement. Upon execution of this Agreement and payment of any applicable subscription price or required portion thereof, the undersigned hereby becomes a party to the LLC Agreement and Series Agreement and has the rights of and shall observe all the obligations applicable to a "Profits Member" under the Series Agreement, in the same manner as if the undersigned were an original signatory to the Series Agreement.

(j) Community Property State Investors. For any Subscriber that resides within a community property state, each undersigned spouse of a Profits Member, has read and hereby agrees to perform and be bound by the terms and conditions of the Series Agreement and this Agreement. In consideration of the Manager's having granted Subscriber the right to acquire Profits Units in accordance with the Series Agreement, the undersigned and their spouse hereby agree to be irrevocably bound by all the terms of such Series Agreement. By signing below, each spouse hereby agrees that they and any interest, including any community property interest, that they may have in any Profits Units subject to the Series Agreement shall be irrevocably bound by the Series Agreement, including any restrictions on the transfer or other disposition of any Profits Units, valuation methods, or agreed values for the Profits Units or other obligations as set forth in the Series Agreement. The signing spouse is hereby irrevocably appointed as the attorney-in-fact with respect to the exercise of any rights and obligations under the Series Agreement or this Agreement.

IN WITNESS WHEREOF, the parties have executed this agreement as of [EFFECTIVE DATE].

Number of Units: [UNITS]

Aggregate Purchase Price: $[AMOUNT]

COMPANY:
OneDoor Studios Entertainment Properties LLC Series Calculated Sequels

Founder Signature

Name: [FOUNDER_NAME]

Title: [FOUNDER_TITLE]

Read and Approved (For IRA Use Only):

By: ______________________________

SUBSCRIBER:

By: Investor Signature

Name: [INVESTOR NAME]

Title: [INVESTOR TITLE]

The Subscriber is an "accredited investor" as that term is defined in Regulation D promulgated by the Securities and Exchange Commission under the Securities Act.

Please indicate Yes or No by checking the appropriate box:

[ ] Accredited

[ ] Not Accredited

Exhibit A

OneDoor Studios Entertainment Properties LLC
Series Calculated Sequels Series Agreement

[*See attached*]

FIRST AMENDMENT TO
SERIES AGREEMENT OF
SERIES CALCULATED SEQUELS
A SERIES OF
ONEDOOR STUDIOS ENTERTAINMENT PROPERTIES LLC

THIS FIRST AMENDMENT TO SERIES AGREEMENT OF SERIES CALCULATED SEQUELS, A SERIES OF ONEDOOR STUDIOS ENTERTAINMENT PROPERTIES LLC (this "**Amendment**") is made and entered into as of the 1st day of April 2022 (the "**Effective Date**") by OneDoor Studios Entertainment Properties LLC Series Calculated Sequels (the "**Series**") and One Door Studios LLC, a Utah limited liability company ("**ODS**").

RECITALS

WHEREAS, on or about March 18, 2022, OneDoor Studios Entertainment Properties LLC (the "**Company**"), of which the Series is a series and ODS, as Manager of the Series (the "**Manager**") entered into that certain Series Agreement of the Series (the "**Series Agreement**");

WHEREAS, the Company and the Manager authorized the registration of the Series as a registered series under the Delaware Limited Liability Company Act, which registration is effective as of the Effective Date, and which required a name change of the Series;

WHEREAS, the Series Agreement is subject to that certain Limited Liability Company Agreement the Company (the "**LLC Agreement**"); and

WHEREAS, ODS, in its capacity as Manager of the Series, pursuant to Section 5.7 of the Series Agreement and Section 13.1 of the LLC Agreement, desires to amend the Series Agreement to reflect the name change of the Series.

NOW, THEREFORE, in consideration of the mutual covenants and agreement hereinafter set forth, and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Parties hereby agree as follows:

AGREEMENT

1. Amendment to Name. The name of Series has changed from "Series Calculated Sequels, a Series of OneDoor Studios Entertainment Properties LLC" to "OneDoor Studios Entertainment Properties LLC Series Calculated Sequels," and all references to the former name (including, without limitation, on the cover page, heading, preamble, and footers) in the Series Agreement are hereby modified, amended, and replaced by the latter name.

2. Choice of Law. The validity, interpretation, and performance of this Amendment shall be controlled by and construed under the laws of the State of Delaware without regard to its conflict of law principles.

3. Effect of Amendment. This Amendment serves to amend the Series Agreement, as provided for above and as applicable, and the Series Agreement, as modified by this Amendment, remains in full force and effect. In the event of any conflicts between this Amendment and the Series Agreement, this Amendment shall control.

[*Signatures on the following page*]

IN WITNESS WHEREOF, the undersigned have executed this Amendment, and its terms are hereby binding as of the Effective Date first identified above.

SERIES:

OneDoor Studios Entertainment Properties LLC Series Calculated Sequels
a Delaware registered series

By: **One Door Studios LLC**
a Utah limited liability company
its Manager

By: DocuSigned by: D0136E7B45AF415... April 1, 2022
Date

Name: Jason Brents

Title: Manager

By: DocuSigned by: 2339C67478144C5... April 1, 2022
Date

Name: John J. Lee, Jr.

Title: Manager

ODS:

One Door Studios LLC
a Utah limited liability company

By: DocuSigned by: D0136E7B45AF415... April 1, 2022
Date

Name: Jason Brents

Title: Manager

By: DocuSigned by: 2339C67478144C5... April 1, 2022
Date

Name: John J. Lee, Jr.

Title: Manager

SERIES AGREEMENT

of

SERIES CALCULATED SEQUELS,
A SERIES OF
ONEDOOR STUDIOS ENTERTAINMENT PROPERTIES LLC

dated as of

March 18, 2022

THE UNITS REPRESENTED BY THIS SERIES AGREEMENT AND THE LIMITED LIABILITY COMPANY AGREEMENT OF ONEDOOR STUDIOS ENTERTAINMENT PROPERTIES LLC HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED, OR UNDER ANY OTHER APPLICABLE SECURITIES LAWS. SUCH UNITS MAY NOT BE OFFERED, SOLD, ASSIGNED, PLEDGED, OR OTHERWISE DISPOSED OF AT ANY TIME WITHOUT EFFECTIVE REGISTRATION UNDER SUCH ACT AND LAWS OR EXEMPTION THEREFROM, AND COMPLIANCE WITH THE OTHER RESTRICTIONS ON TRANSFERABILITY SET FORTH HEREIN.

SERIES AGREEMENT
of
SERIES CALCULATED SEQUELS,
a Series of
ONEDOOR STUDIOS ENTERTAINMENT PROPERTIES LLC

THIS SERIES AGREEMENT (this "**Series Agreement**") is dated as of the 18th day of March 2022 ("**Effective Date**"), by and among (i) OneDoor Studios Entertainment Properties LLC, a Delaware limited liability company ("**Company**"), (ii) One Door Studios LLC, a Utah limited liability company ("**Manager**"), and (iii) the Series Members (as defined below) (each of the foregoing a "**Party**" and collectively the "**Parties**")

RECITALS

WHEREAS, the Company was formed on December 20, 2021 upon the filing of the Company's Certificate of Formation with the Delaware Secretary of State, and the Company, the Manager, and the sole member of the Company entered into that certain limited liability company agreement dated on or about March 18, 2022 (the "**Company Agreement**"), of which this Series Agreement represents a Series Agreement under such Company Agreement;

WHEREAS, the Parties desire to create a new Series (as defined below) of the Company pursuant to the terms of the Company Agreement, which Series may acquire, own, and manage certain assets separate from assets owned by the Company or associated with any other series of the Company ("**Separate Assets**"); and

WHEREAS, the Parties desire that the debts, liabilities, and obligations incurred, contracted for, or otherwise existing with respect to this Series and its Separate Assets be enforceable against the assets of this Series and its Separate Assets only, and not against the assets of the Company generally or any other series created under the Company Agreement.

NOW, THEREFORE, in consideration of the mutual promises and obligations herein contained, the Parties, intending to be legally bound, hereby agree as follows:

ARTICLE I

FORMATION AND PURPOSE

Section 1.1 **Formation**. The Manager, by the Establishment and Designation of Series attached hereto and incorporated herein as **Exhibit A** (the "**Series Designation**"), has created this Series pursuant to the terms of the Company Agreement and this Series Agreement. The name of the series limited liability company created hereunder is called Series Calculated Sequels, a series of OneDoor Studios Entertainment Properties LLC (this "**Series**").

Section 1.2 **Term**. The term of this Series shall commence upon the Series' establishment in the Series Designation and shall be perpetual unless earlier dissolved in accordance with the Delaware Limited Liability Company Act (Title 6, Chapter 18 of the Delaware Code), as may be amended from time to time, and any successor thereto (the "**Act**"), and the Company Agreement.

Section 1.3 Purpose. The sole business of this Series is to engage in the following activities and exercise the following powers:

(a) developing three (3) feature-length motion pictures based on novels from the book series *Calculated* (each a "**Project**"), which collectively constitute Assets (as defined in the Company Agreement) consistent with the Company Agreement;

(b) transacting any and all lawful business for which a limited liability company may be formed under the Act in furtherance of the business objectives described in the Company Agreement and herein; and

(c) transacting all business necessary, appropriate, advisable, convenient, or incidental to the foregoing provisions and objectives.

Section 1.4 On-Screen Credits. In furtherance of the purposes set forth in Section 1.3 above, this Series intends to provide on-screen credit to Profits Members who make Capital Contributions to this Series in an amount of at least Two Hundred Fifty and 00/100 Dollars ($250.00).

Section 1.5 Principal Place of Business. The principal office of this Series is 4320 Modoc Road, Suite F, Santa Barbara, CA 93110. This Series may locate its place of business at any other place as the Manager deems advisable; provided, however, this Series shall at all times maintain a registered agent within the State of Delaware and the state of the Series' principal place of business. The initial registered agent for service of process in Delaware is the same as the registered agent for the Company set forth in its Certificate of Formation or appointment of registered agent, as either may be amended, filed with the Secretary of State of the State of Delaware.

Section 1.6 Qualification in Foreign Jurisdiction. The Manager is authorized to execute and file on behalf of this Series all necessary or appropriate documents required to qualify this Series to transact or to continue to transact business within any state in which the nature of the activities or property ownership requires qualification.

Section 1.7 Defined Terms. All capitalized terms used in this Series Agreement that are not otherwise defined herein shall have the meanings ascribed to such terms in the Company Agreement.

ARTICLE II

MANAGEMENT

Section 2.1 Management of Series. The management of this Series is vested in the Manager. The Manager has the power to do any and all acts necessary, convenient, or incidental to or for the furtherance of the purposes described herein, including all powers, statutory or otherwise, possessed by managers of a series limited liability company under the laws of the State of Delaware. The Manager has the authority to bind this Series to any legally binding agreement, including setting up and operating separate bank accounts on behalf of this Series and raising capital on behalf of this Series.

Section 2.2 Power of the Manager. The Manager is authorized to make all decisions as to (a) the sale, development, and disposition of the Series' assets (including disposition to the Manager), (b) entering into contracts with respect to Assets or the purposes of the Series (including contracts with the Manager), (c) the purchase or acquisition of other assets of all kinds, (d) the management of all or any part of the Series' assets, (e) the borrowing of money and the granting of security interests in the Series' assets, (f) the prepayment, refinancing, or extension of any loan affecting the Series' assets, (g) the hiring or releasing of

any or all persons for the purpose of developing the Series' assets, (h) the compromise or release of any of the Series' claims or debts, and (i) the employment of persons, firms, or corporations for the operation and management of the Series' business. In the exercise of its management powers, the Manager is authorized to execute and deliver (i) all contracts, conveyances, assignments leases, sub-leases, franchise agreements, licensing agreements, management contracts, contractor agreements, employment agreements, development agreements, and maintenance contracts covering or affecting the Series' assets, including any of the foregoing that constitute Affiliate Transactions, (ii) all checks, drafts, and other orders for the payment of the Series' funds, (iii) all promissory notes, loans, security agreements, and other similar documents, (iv) all other instruments of any other kind relating to the Series' affairs, whether like or unlike the foregoing, and (v) any other authority granted to the Manager under the Company Agreement with respect to a Series.

Section 2.3 **Compensation and Fees**. This Series shall reimburse the Manager for all direct out-of-pocket expenses incurred by the Manager in managing this Series. Further, any Affiliates of the Manager who incur out-of-pocket expenses on behalf of the Company or this Series shall also be reimbursed by this Series.

Section 2.4 **Bookkeeping**. The Manager shall maintain complete and accurate books of account of this Series' affairs at its principal place of business or other agreed location, including the Platform if determined by the Manager in its sole discretion. Such books shall be kept in such method of accounting as the Manager selects. This Series' accounting period shall be the calendar year.

Section 2.5 **Officers**. The Manager may, from time to time appoint officers of this Series ("**Officers**") and assign in writing titles (including, without limitation, President, Vice President, Chief Financial Officer, and Secretary) to any such Person. Unless the Manager decides otherwise, if the title is one commonly used for officers of a business corporation formed under the Act, the assignment of such title constitutes the delegation to such person of the authorities and duties that are normally associated with that office, including, without limitation, the execution of documents, instruments, and agreements in the name of and on behalf of this Series. Any delegation pursuant to this Section 2.5 may be revoked at any time by the Manager in writing.

Section 2.6 **Exculpation and Indemnification**. Except for acts of fraud or reckless or willful misconduct, to the fullest extent permitted by applicable law, the Manager and each Officer and employee of this Series, and the officers, directors, members, managers, and employees of the Manager and any authorized person on behalf of this Series (each of the foregoing an "**Indemnified Person**") shall be indemnified, defended, and held harmless by this Series from and against any and all claims, demands, liabilities, costs, damages, expenses, and causes of action of any nature whatsoever arising out of or incidental to any act performed or omitted to be performed by any one or more of such Indemnified Persons in connection with the business of this Series; provided, however, an indemnity under this Section 2.6 shall be paid solely out of and to the extent of the assets of this Series, and shall not be a personal obligation of the Manager or any Member or Series Member. All judgments against the Series, the Manager, or such Indemnified Persons where this Series provides indemnification must be satisfied from the assets of this Series.

Section 2.7 **Removal**. The Manager may be removed only as provided in the Company Agreement.

ARTICLE III

MEMBERSHIP

Section 3.1 **Capital Contributions**. The Profits Members shall make the initial capital contributions to the Series as set forth on the books and records of this Series. The Series Members are not required to make any additional capital contributions to the Company, but may make additional capital contributions to the Company to the extent provided in the Company Agreement.

Section 3.2 **Units**. Each Profits Member's interest in this Series is represented by Profits Units of this Series, and each Voting Member's interest in this Series is represented by Membership Units of this Series, each having identical rights and privileges, except as provided in the Company Agreement. An unlimited number of Units is hereby authorized. Outstanding Units shall be shown on the books and records of this Series.

Section 3.3 **Distributions**.

(a) Base Distributions. Notwithstanding anything set forth in the Company Agreement, with respect to this Series, within thirty (30) days (or such longer period of time as reasonably determined by the Manager) following this Series' receipt of complete production financing for a Project, this Series, or the Manager on behalf of this Series, shall pay and deliver to each Profits Member a cash payment calculated based on a percentage of each Profits Member's total Capital Contributions (ranging from 36.66% to 41.67%), as set forth in each Profits Member's Subscription Agreement (collectively, the "**Base Distributions**"), not to exceed three (3) such payments with respect to three (3) total Projects. By way of illustration and not limitation, if a Profits Member's Subscription Agreement provides for base distributions in an amount of 110%, and such Profits Member's total Capital Contributions are $1,000, such Profits Member would receive a Base Distribution of $366.66 for each Project's production financing, for total Base Distributions, assuming complete production financing of all three (3) Projects, of no more than $1,100.

(b) Distributable Cash. Notwithstanding the definition in the Company Agreement, as used in this Series Agreement, "**Distributable Cash**" means all monies actually received by this Series in connection with the worldwide exhibition of this Series' film Projects, in all mediums and all markets, net of an industry standard percentage to cover residual payments as required by applicable guild and/or union agreements, commissions, sales, fees, and third-party sales and distribution-related costs, deferments approved by the Manager, industry-standard development and production contractual obligations, non-investor third-party net profit payments, if any, and development fund losses, if any; minus any amounts paid or payable to, or reserved by, the Manager in accordance with Section 6.4 of the Company Agreement and the Base Distributions, as applicable. The Manager shall evaluate Distributable Cash at such intervals as it determines in its sole discretion. Notwithstanding anything set forth in the Company Agreement, with respect to this Series, Distributable Cash, if any, will be distributed in the order described below:

(i) 50% of the Distributable Cash to the Profits Members of the Series (ratably among such Profits Members in proportion to their percentage of Profits Units in this Series relative to all of the Profits Units of this Series issued and outstanding), and 50% of the Distributable Cash to the Voting Member(s).

(c) Working Capital Reserves. The Manager shall determine the Distributable Cash after retention of reasonable working capital reserves.

Section 3.4 **Withdrawal or Reduction of Series Members' Contributions to Capital**. Except as otherwise provided herein, a Series Member may not receive any part of such Series Member's capital contributions until all other liabilities of the Series have been paid or there remains property of the Series sufficient to pay such other liabilities. A Series Member shall not be entitled to demand or receive from the Series the liquidation of such Series Member's Units until the Series is dissolved in accordance with the provisions hereof or other applicable provisions of the Act and the Company Agreement.

Section 3.5 **Restrictions on Transferability**. Restrictions on transferability shall be governed by the provisions set forth in the Company Agreement.

Section 3.6 **Information Rights**. This Series will deliver financial reports related to each Project, in such detail as determined by Manager in its sole discretion, to each Series Member, on a quarterly basis during the first two (2) years following each such Project's release and annually thereafter, until such time as, if ever, the Projects are no longer generating profits or until this Series or the Company is terminated or dissolved, whichever occurs first.

ARTICLE IV

DISSOLUTION

Section 4.1 **Authority to Dissolve Series**. The Manager may dissolve this Series at any time once the Separate Assets have been liquidated. The dissolution may only be ordered by the Manager or the Company, not by any Series Members.

Section 4.2 **Distribution upon Dissolution**. Upon dissolution of this Series or dissolution of the Company, the assets of this Series will be distributed as follows:

(a) First, to pay the creditors of this Series, including the Manager, any Series Member, or third party who loaned or advanced money to this Series or has deferred any reimbursements or fees;

(b) Second, to establish reserves against anticipated or unanticipated Series liabilities; and

(c) Third, as described in Section 3.3 above.

ARTICLE V

MISCELLANEOUS

Section 5.1 **Agreement to be Bound**. The Parties agree to be bound by the terms and provision of this Series Agreement and the Company Agreement.

Section 5.2 **Headings**. The headings in this Series Agreement are included for convenience and identification only and are in no way intended to describe, interpret, define, or limit the scope, extent, or intent of this Series Agreement or any provision hereof.

Section 5.3 **Severability**. Each provision of this Series Agreement is severable, and if for any reason any provision or provisions herein are determined to be invalid, unenforceable, or illegal under any existing or future law, such invalidity, unenforceability, or illegality does not impair the operation of or affect those portions of this Series Agreement that are valid, enforceable, and legal.

Section 5.4 **Entire Agreement**. This Series Agreement, the exhibits to this Series Agreement, and the Company Agreement (and any applicable Subscription Agreement) constitute the entire agreement of the Parties with respect to the subject matter hereof. The exhibits to this Series Agreement are incorporated into and made a part of this Series Agreement by reference. This Series Agreement is intended to be and shall constitute a legally binding document.

Section 5.5 **Counterparts**. This Series Agreement may be executed in any number of counterparts or Joinders with the same effect as if all Parties had signed the same document. All counterparts and Joinders shall be construed together and shall constitute one instrument.

Section 5.6 **Governing Law**. This Series Agreement and the rights of the Parties hereunder shall be interpreted in accordance with the laws of the State of Delaware, all rights and remedies being governed by said laws, without regard to principles of conflict of laws.

Section 5.7 **Amendments; Consents and Approvals**. This Series Agreement may not be modified, altered, supplemented, or amended except as provided in the Company Agreement.

Section 5.8 **No Third-Party Beneficiary**. Except as set forth in Section 2.6, any agreement to pay any amount and any assumption of liability in this Series Agreement contained, express or implied, shall be only for the benefit of the Series Members and their respective heirs, successors, and permitted assigns, and such agreements and assumptions shall not inure to the benefit of the obligees of any indebtedness of any other party, whomsoever, deemed to be a third-party beneficiary of this Series Agreement.

[*Remainder of this page intentionally left blank*]

IN WITNESS WHEREOF, each of the undersigned has duly executed this Agreement as of the Effective Date.

COMPANY:

OneDoor Studios Entertainment Properties LLC
a Delaware limited liability company

By: **One Door Studios LLC**
a Utah limited liability company
its Manager

By: Jason Brents Date: March 18, 2022

Name: Jason Brents

Title: Manager

Address: 4320 Modoc Road, Suite F

Santa Barbara, CA 93110

IN WITNESS WHEREOF, each of the undersigned has duly executed this Agreement as of the Effective Date.

MANAGER:

One Door Studios LLC
a Utah limited liability company

By: Jason Brents ________________________ Date: March 18, 2022

Name: Jason Brents

Title: Manager

Address: 4320 Modoc Road, Suite F

Santa Barbara, CA 93110

Exhibit A

Series Designation

[See attached]

**ESTABLISHMENT AND DESIGNATION
OF
SERIES CALCULATED SEQUELS
A SERIES OF
ONEDOOR STUDIOS ENTERTAINMENT PROPERTIES LLC**

In accordance with Section 18-215(b) of the Delaware Limited Liability Company Act and the limited liability company agreement of OneDoor Studios Entertainment Properties LLC, a Delaware series limited liability company (the "*Company*"),

Series Calculated Sequels

(the "*Series*") is hereby established as a series of the Company, and none of the debts, liabilities, obligations and expenses incurred, contracted for or otherwise existing with respect to the Company generally or any other series thereof shall be enforceable against the assets of the Series.

The books and records of the Company maintained for the Series will account for the assets associated with the Series separately from the other assets of the Company and any other series thereof.

The Series may carry on any lawful business, purpose or activity, and shall have the power and capacity to, in its own name, contract, hold title to assets (including real, personal and intangible property), grant liens and security interests, and sue and be sued.

No member or manager of the Series shall be obligated personally for any debt, obligation or liability of the Series, whether arising in contract, tort or otherwise, solely by reason of being a member or acting as manager of the Series.

No member associated with the Series shall have any voting rights. The manager of the Series shall be One Door Studios LLC, a Utah limited liability company.

Notwithstanding anything to the contrary set forth herein, the terms of the Series shall be governed by the limited liability company agreement of the Company, as such agreement may be amended from time to time.

IN WITNESS WHEREOF, the undersigned has executed this Certificate of Formation as of this __10__ day of January, 2022.

ONE DOOR STUDIOS LLC, a Utah limited liability company
Its Manager

By: ____________________
Name: John Lee
Title: Manager